At Play Vacations, Inc. 2149 Rio de Janeiro Ave. Punta Gorda, FL 33983, USA 888-841-1935 mike@atplayvacations.com

September 12, 2014

Securities and Exchange Commission
Attn:            Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549

RE:            At Play Vacations, Inc.
Registration Statement on Form S-1
File No. 333-195950

Dear Mr. Dobbie:

The undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 17, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•
should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

At Play Vacations, Inc.

/s/ Michael Hay
Michael Hay
President